Exhibit 99.1

GW Pharmaceuticals PLC Director/PDMR Shareholding

GW Pharmaceuticals PLC ("GW Pharmaceuticals" or the "Company")

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Cambridge, UK, 11 May 2016: GW Pharmaceuticals (AIM: GWP, NASDAQ:GWPH) hereby provides notification that the Company has today been notified that on 10 May 2016 Thomas Lynch, a non-executive Director of the Company, sold 50,000 0.1 pence Ordinary shares, representing less than 0.1% of shares in issue, at an average price of £4.41 per ordinary share.

Following this transaction Mr Lynch’s retained beneficial interest in the 0.1 pence Ordinary shares of GW Pharmaceuticals plc is 2,074 shares.

For further information, please contact:

GW Pharmaceuticals PLC	+44 (0)1980 557 000
Adam George, Company Secretary

Peel Hunt LLP (Nominated Adviser)	+44 (0) 20 7418 8900
James Steel/Oliver Jackson